Exhibit 99.2

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL MEETING OF SHAREHOLDERS

The annual  meeting of holders (“Shareholders”) of common shares of Sears Canada Inc. (the “Company”) will be held in the Auditorium (Fourth Floor), 290 Yonge Street, Toronto, Ontario, on Wednesday, June 14, 2017 at 8:00 a.m., Eastern time (the “Meeting”), for the following purposes:

1.              Financial Statements.  To receive the audited consolidated financial statements of the Company for the financial year ended January 28, 2017 and the auditors’ report thereon;

2.              Directors.  To elect directors;

3.              Auditors.  To appoint auditors and to authorize the directors to fix the auditors’ remuneration;

4.              Other Business.  To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

REGISTERED AND BENEFICIAL HOLDERS

You are a “Registered Shareholder” if your common shares of the Company are registered in your name and: (a) you have a share certificate; or (b) you hold your common shares through direct registration in the United States.

You are a “Beneficial Holder” if the common shares of the Company beneficially owned by you are registered either:

(a)         in the name of an intermediary, such as a broker, custodian, nominee or fiduciary, that the Beneficial Holder deals with in respect of the common shares; or

(b)         in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Company).

NOTICE-AND-ACCESS

The Company has elected to take advantage of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”). Notice-and-Access are a set of rules that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post the Management Proxy Circular and additional materials online. The Company will be using Notice-and-Access for delivery of the Management Proxy Circular and Annual Report to all Beneficial Holders. Beneficial Holders will be sent notice of the Meeting and their voting instruction form by mail or, if they have consented to electronic delivery, by e-mail. Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act (“CBCA”), the Company will be using Notice-and-Access for delivery of the Management Proxy Circular to all Registered Shareholders. Notice of the Meeting, a proxy form and the Corporation’s Annual Report will be sent to Registered Shareholders (except those who have previously declined) by mail or, if they have consented to electronic delivery, by email.

The Company will not directly send the voting instruction form, notice of the Meeting, the Management Proxy Circular and the Annual Report (collectively, the “Proxy-Related Materials”) to Non-Objecting Beneficial Owners (as such term is defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)). Management of the Company does intend to pay for intermediaries to forward the Proxy-Related Materials to Objecting Beneficial Owners (as such term is defined in NI 54-101).

Information on Notice-and-Access can be obtained by calling the following toll-free telephone number: 1(800)387-0825.

Shareholders are reminded to review the Management Proxy Circular before voting.

WEBSITE ADDRESSES

The Proxy-Related Materials have been or will be made available to Shareholders at the website: meetingdocuments.com/cst/scc, and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at sedar.com, and at the United States Securities and Exchange Commission (“SEC”) website at sec.gov

FORM OF PROXY FOR REGISTERED SHAREHOLDERS

Completed proxies, for Registered Shareholders, must be returned to CST Trust Company, the Company’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at  1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com by 5:00 p.m. (Eastern time) on June 12, 2017 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Eastern Time) on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

VOTING INSTRUCTION FORMS FOR BENEFICIAL HOLDERS

Beneficial Holders who have not waived the right to receive the Proxy-Related Materials will either:

(i)             receive a voting instruction form; or

(ii)          be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of common shares beneficially owned by the Beneficial Holder but which is otherwise not completed.

Beneficial Holders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instructions must be deposited by 5:00 p.m. (Eastern Time) on June 12, 2017, however your voting instruction form may provide for an earlier date in order to process your votes in a timely manner.  Voting instruction forms permit the completion of the voting instruction form online or by telephone.  Beneficial Holders wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the name of the persons named in the proxy and insert the Beneficial Holders’ name in the space provided.

MANAGEMENT PROXY CIRCULAR

The following sections of the Management Proxy Circular provide disclosure on each matter to be discussed at the Meeting:

Financial Statements — Section 2.1

Directors — Section 2.2

Auditors — Section 2.3

REQUEST FOR PAPER COPIES

Shareholders may request a paper copy of the Management Proxy Circular or the Company’s Annual Report by: Telephone at: 1(888)433-6443; Fax at: (416)941-2321; Mail at: Sears Canada Inc., Corporate Communications, 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3; or Email at: fulfilment@canstockta.com.

In the event a request for a paper copy of the Proxy-Related Materials is received:

(i)             prior to the date of the Meeting, such requested materials will be sent within 3 business days after receiving the request; or

(ii)          after the date of the Meeting, and within one year of the filing of the Management Proxy Circular, such requested materials will be sent within 10 calendar days after receiving the request.